SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In April 2025:

(X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				114,474,286
ADR		Common				0,00
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Santander Corretora	Purchase	02	1,486,400	13.6018	20,217,727.00
Shares	Common	Santander Corretora	Purchase	04	3,306,000	13.8043	45,637,152.00
Shares	Common	Santander Corretora	Purchase	07	3,367,000	13.2311	44,549,141.00
Shares	Common	Santander Corretora	Purchase	09	2,917,900	13.6089	39,709,480.00
Shares	Common	Direct with company	Purchase	11	1,793,900	13.5112	24,237,830.00
Shares	Common	Santander Corretora	Purchase	14	1,176,100	13.6624	16,068,378.00
Shares	Common	Santander Corretora	Purchase	16	3,184,800	13.9020	44,275,225.00
Shares	Common	Direct with company	Delivery of Restricted Shares	01	785,144	13.43	10,544,483.92
Shares	Common	Direct with company	Delivery Bonus Shares	11	60,242	12.32	742,181.44

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				130.861,000
ADR		Common				0

(1)	When filling in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)	Quantity multiplied by price,

(*)	Each ADR is equivalent to 1 (one) share,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer